UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

CDK Global, Inc.

(Name of Subject Company (Issuer))

Central Merger Sub Inc.

(Name of Filing Persons (Offeror)) a wholly-owned subsidiary of

Central Parent LLC

(Name of Filing Persons (Parent of Offeror))

Brookfield Business Partners L.P.

(Name of Filing Persons (Other Person))

Common Stock, par value $0.01 per share

(Title of Class of Securities)

12508E101

(CUSIP Number of Class of Securities)

Jane Sheere, Corporate Secretary

Brookfield Business Partners L.P.
73 Front Street, 5th Floor
Hamilton, HM 12, Bermuda
+1 (441) 294-3309

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Leonard Kreynin
Cheryl Chan

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017
212-450-4000

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee
Not Applicable	Not Applicable

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

The pre-commencement communication filed under cover of this Schedule TO relates to a planned tender offer by Central Merger Sub Inc., a Delaware corporation (the “Offeror”), for all of the issued and outstanding shares of common stock, par value $0.01 per share (the “Common Stock”), of CDK Global, Inc. (the “Company”), pursuant to an Agreement and Plan of Merger, dated as of April 7, 2022 (the “Merger Agreement”), by and among the Offeror, Central Parent LLC (“Parent”) and the Company. This Schedule TO is being filed on behalf of the Offeror, Parent and Brookfield Business Partners L.P. Parent and Offeror are affiliates of Brookfield Business Partners L.P.

Additional Information and Where to Find It

The tender offer described in this document has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of the Company nor is it a substitute for any tender offer materials that the Offeror or the Company will file with the U.S. Securities and Exchange Commission (the “SEC”). A solicitation and an offer to buy shares of the Company will be made only pursuant to an offer to purchase and related materials that the Offeror intends to file with the SEC. At the time the tender offer is commenced, the Offeror will file a Tender Offer Statement on Schedule TO with the SEC, and the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer.

THE COMPANY’S STOCKHOLDERS AND OTHER INVESTORS ARE URGED TO READ THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER.

The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be sent to all stockholders of the Company at no expense to them. The Tender Offer Statement and the Solicitation/Recommendation Statement will be made available for free at the

SEC’s website at www.sec.gov. Free copies of these materials and certain other offering documents will be available by directing requests for such materials to the information agent for the offer, which will be named in the Tender Offer Statement. Copies of the documents filed with the SEC by the Company will be available under the “Investor Relations” section of the Company’s website at www.cdkglobal.com.

Forward-Looking Statements

This communication contains forward-looking statements which reflect management’s current views and estimates regarding the abilities of the parties to complete the proposed transaction and the expected timing of completion of the proposed transaction, among other matters. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including all statements regarding the intent, belief or current expectation of the parties and members of their senior management team. Forward-looking statements include, without limitation, statements regarding the transaction and related matters, prospective performance and opportunities, post-closing operations and the outlook for the business; filings and approvals relating to the transaction; the expected timing of the completion of the transaction; the ability to complete the transaction considering the various closing conditions; and any assumptions underlying any of the foregoing. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties and are cautioned not to place undue reliance on these forward-looking statements. Actual results may differ materially from those currently anticipated due to a number of risks and uncertainties. Risks and uncertainties that could cause the actual results to differ from expectations contemplated by forward-looking statements include: uncertainties as to the timing of the tender offer and merger; uncertainties as to how many of the Company’s stockholders will tender their stock in the offer; the possibility of business disruptions due to transaction-related uncertainty; the possibility that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; the risk that stockholder litigation in connection with the proposed transaction may result in significant costs of defense, indemnification and liability; the effects of the transaction on relationships with employees, other business partners or governmental entities; other business effects, including the effects of industry, economic or political conditions; transaction costs; actual or contingent liabilities; the Company’s success in obtaining, retaining and selling additional services to customers; the pricing of the Company’s products and services; auto sales and related industry changes; competitive conditions; changes in regulation; changes in technology, security breaches, interruptions, failures and other errors involving the Company’s systems; availability of skilled technical employees/labor/personnel; the impact of new acquisitions and divestitures; employment and wage levels; the onset of or developments in litigation involving contract, intellectual property, competition, and other matters, and governmental investigations; adverse impacts on business, operating results or financial condition in the future due to pandemics, epidemics or outbreaks, such as COVID-19; and other risks and uncertainties detailed from time to time in the Company’s periodic reports filed with the SEC, including current reports on Form 8-K, quarterly reports on Form 10-Q and annual reports on Form 10-K, as well as the Schedule 14D-9 to be filed by the Company and the Schedule TO and related tender offer documents to be filed by the Offeror. All forward-looking statements are based on information currently available and the parties assume no obligation and disclaim any intent to update any such forward-looking statements.

EXHIBIT INDEX

Exhibit	Description

99.1	LinkedIn Post
99.2	LinkedIn Post